This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated September 24, 2013 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in the United States in which it would be illegal to do so. LifeVantage Corporation may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of LifeVantage Corporation by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by LifeVantage Corporation.
Notice of Offer to Purchase for Cash
by
LifeVantage Corporation
of
Up to $40,000,000 in value of Shares of its Common Stock
at
a Purchase Price Not Greater Than $2.80
Nor Less Than $2.45 Per Share
LifeVantage Corporation, a Colorado corporation ("LifeVantage"), is offering to purchase for cash up to $40,000,000 in value of shares of its common stock, $0.001 par value per share ("Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2013 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer").
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, OCTOBER 25, 2013, UNLESS THE OFFER IS EXTENDED BY LIFEVANTAGE IN ITS SOLE DISCRETION (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE "EXPIRATION DATE").
The Offer is not conditioned upon the receipt of any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions, including the Financing Condition (as defined in the Offer to Purchase), set forth in the Offer to Purchase.
THE BOARD OF DIRECTORS OF LIFEVANTAGE HAS AUTHORIZED THE OFFER. HOWEVER, NEITHER LIFEVANTAGE NOR ITS BOARD OF DIRECTORS NOR THE DEALER MANAGER, INFORMATION AGENT OR DEPOSITARY MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PRICE OR PRICES AT WHICH SHAREHOLDERS MAY CHOOSE TO TENDER THEM. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH THEY WILL TENDER THEM. IN DOING SO, SHAREHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SHAREHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.
As of September 13, 2013, LifeVantage had 117,610,142 issued and outstanding Shares. At the maximum Purchase Price (as defined below) of $2.80 per Share, LifeVantage would purchase 14,285,714 Shares if the Offer is fully subscribed, which would represent approximately 12.1% of the issued and outstanding Shares as of September 13, 2013. At the minimum Purchase Price of $2.45 per Share, LifeVantage would purchase 16,326,531 Shares if the Offer is fully subscribed, which would represent approximately 13.9% of the issued and outstanding Shares as of September 13, 2013.
Upon the terms and subject to the conditions of the Offer, LifeVantage will determine a single price, not greater than $2.80 nor less than $2.45 per Share net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for the Shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices at which they are tendered. LifeVantage will select the lowest price per Share (in multiples of $0.05) (the "Purchase Price") within the price range specified above that will allow it to purchase $40,000,000 in value of Shares (or a lower amount if not enough Shares are properly tendered and not properly withdrawn to allow it to purchase $40,000,000 in value of Shares) pursuant to the Offer. LifeVantage will purchase all Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tender described in the Offer to Purchase. If more than $40,000,000 in value of Shares, or such greater value of Shares as LifeVantage may elect to purchase subject to applicable law, have been properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, LifeVantage will purchase Shares in the following order of priority:
First, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, LifeVantage will purchase Shares at the Purchase Price from all holders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (except for shareholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until LifeVantage has acquired $40,000,000 in value of Shares; and
Second, only if necessary to permit LifeVantage to purchase $40,000,000 in value of Shares (or such greater value of Shares as LifeVantage may elect to purchase, subject to applicable law), LifeVantage will purchase Shares at the Purchase Price from shareholders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.
All other Shares that have been tendered and not purchased in the Offer will be returned to shareholders at LifeVantage's expense promptly after the Expiration Date. LifeVantage expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by LifeVantage to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder's Shares.
Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time after 11:59 p.m., New York City time, on November 21, 2013. For a withdrawal to be effective, a notice of withdrawal must be in written form and must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC's procedures. If a shareholder tendered its Shares at more than one price, such shareholder must complete a separate notice of withdrawal for Shares tendered at each price, which must also include the information specified above.
For purposes of the Offer, LifeVantage will be deemed to have accepted for payment (and therefore purchased), at the Purchase Price, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to proration and conditional tender provisions of the Offer, only when, as and if LifeVantage gives oral or written notice to the Depositary of its acceptance of the Shares for payment in the Offer.
Shareholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.
Payment for Shares tendered and accepted for payment in the Offer will be made promptly after the Expiration Date, but only after timely receipt by the Depositary of: certificates for Shares or book-entry confirmation of the deposit of Shares into the Depositary's account at the DTC; a properly completed and duly executed Letter of Transmittal (or, an Agent's Message (as defined in the Offer to Purchase)); and any other required documents.
LifeVantage will decide, in its sole discretion, all questions as to the form and validity, including the time of receipt, of any notices of withdrawal, and each such decision will be final and binding on all persons participating in the offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. Neither LifeVantage nor the Dealer Manager, the Information Agent or Depositary, nor any other person will be obligated to give notification of any defects or irregularities in any notice of withdrawal nor will any such person incur any liability for failure to give any notice.
Generally, the receipt of cash for tendered Shares will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a dividend depending on your particular circumstances. The payment of cash for a non-U.S. shareholder's tendered Shares may be subject to United States federal income tax withholding. Shareholders are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 14, for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their tax advisors.
The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.
Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of LifeVantage or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the expense of LifeVantage at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
The Information Agent for the Offer is:    The Depositary for the Offer is:

480 Washington Boulevard, 26th Floor    c/o Voluntary Corporate Actions
Jersey City, NJ 07310    250 Royall Street, Suite V
Toll Free: (866) 482-4931    Canton, MA 02021
Collect: (781) 575-2332
The Dealer Manager for the Offer is:
Two Centerpointe Drive, Suite 450
Lake Oswego, OR 97035
Call: (503) 863-5042 or (503) 863-5043
September 24, 2013